Filed pursuant to Rule 433
Registration Number: 333-147935

ISSUER FREE WRITING PROSPECTUS,
DATED DECEMBER 12, 2007

(SUPPLEMENTING PRELIMINARY PROSPECTUS SUPPLEMENT,
DATED DECEMBER 10, 2007)

The Great Atlantic & Pacific Tea Company, Inc.
5.125% Convertible Senior Notes due 2011
6.75% Convertible Senior Notes due 2012

Issuer:	The Great Atlantic & Pacific Tea Company, Inc. (NYSE symbol: GAP)

Title of securities:	5.125% Convertible Senior Notes due 2011
6.75% Convertible Senior Notes due 2012

Joint Book-Running Managers:	Banc of America Securities LLC
Lehman Brothers Inc.

Co-Manager:	Friedman, Billings, Ramsey & Co. Inc.

Aggregate principal amount offered:	$150 million of 5.125% Convertible Senior Notes due 2011 (the “2011 notes”) (excluding an option to purchase $15 million of additional 2011 notes to cover over-allotments)

$230 million of 6.75% Convertible Senior Notes due 2012 (the “2012 notes”) (excluding an option to purchase $25 million of additional 2012 notes to cover over-allotments)

Issue Price:	100% for both the 2011 and 2012 notes

Maturity:	June 15, 2011 for the 2011 notes

December 15, 2012 for the 2012 notes

Annual interest rate:	The 2011 notes will bear interest at an annual rate of 5.125%, accruing from the settlement date

The 2012 notes will bear interest at an annual rate of 6.75%, accruing from the settlement date

Interest payment dates:	June 15 and December 15 of each year, beginning June 15, 2008

Redemption:	The 2011 notes are not redeemable at our option at any time.

We will have the right to redeem the 2012 notes for cash in whole or in part, at any time or from time to time, on or after December 15, 2010 for a cash price equal to the percentage specified in the table below of the principal amount of the notes to be redeemed plus any accrued and unpaid interest:

Period Commencing	Redemption Price
December 15, 2010	102.70%
December 15, 2011 to maturity	101.35%

Repurchase upon Fundamental Change:	If we undergo certain fundamental change transactions, you will have the right, subject to certain conditions, to require us to repurchase your notes for cash, in whole or in part, at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest.

Conversion rights:	The notes are convertible, prior to the close of business on the business day immediately preceding the stated maturity, only under the circumstances described in the preliminary prospectus supplement.

Initial conversion price:	Approximately $36.40 per share for the 2011 notes (representing a 30.0% premium to the offering stock price of $28.00)

Approximately $37.80 per share for the 2012 notes (representing a 35.0% premium to the offering stock price of $28.00)

Initial conversion rate:	27.4725 shares per $1,000 principal amount of 2011 notes

26.4550 shares per $1,000 principal amount of 2012 notes

Payment upon conversion:	Upon conversion, we will have the right to deliver, at our option, shares of our common stock, cash or a combination of cash and shares of our common stock to satisfy our conversion obligation.

Use of proceeds:	We estimate that the net proceeds from this offering will be approximately $365 million, after deducting the underwriting discount and offering expenses (assuming no exercise of the underwriters’ over-allotment options). The net proceeds of this offering, together with cash on hand and an incremental borrowing under our ABL facility, will be used to repay the loan outstanding under our Bridge facility in the principal amount of $370 million and to pay the cost of the convertible note hedge transactions in excess of the proceeds from the warrant transactions and, accordingly, affiliates of the underwriters will receive substantially all of the proceeds of this offering.

Convertible Note Hedge and Warrant Transactions:	We intend to enter into privately negotiated convertible note hedge and warrant transactions with one or more hedge counterparties (which will be affiliates of the underwriters), which are designed to reduce our exposure to potential dilution to our common stock upon any conversion of the notes.

Concurrent Offering:	We have entered into share lending agreements with affiliates of Banc of America Securities LLC and Lehman Brothers Inc., underwriters for the notes offering, in which we have agreed to lend to such affiliates up to 11,278,988 shares of our common stock. Concurrently with this offering of notes, we are offering, by means of a separate prospectus supplement and accompanying prospectus, 8,134,002 shares of our common stock. 6,300,752 shares of our common stock, which are being borrowed pursuant to the share lending arrangements, will be sold at a fixed price of $28.00. An additional 1,833,250 shares may be sold from time to time thereafter.

Trade Date:	December 13, 2007

Settlement Date:	December 18, 2007

CUSIP:	2011 Notes: 390064AJ2
2012 Notes: 390064AK9

Adjustment to conversion rate upon a fundamental change:	If you elect to convert your notes in connection with certain fundamental change transactions described in the preliminary prospectus supplement, we will increase the conversion rate by a number of additional shares of common stock determined by reference to the tables below

The Great Atlantic & Pacific Tea Company

Conversion Rate Adjustment Table - 2011 Notes

	Stock Price
Effective Date	$28.00	$33.00	$36.40	$40.00	$45.00	$50.00	$55.00	$60.00	$70.00	$80.00	$100.00	$120.00
13-Dec-07	8.2417	5.7972	4.7308	3.9175	3.1342	2.6015	2.2257	1.9442	1.5561	1.2938	0.9545	0.7367
15-Dec-08	8.2417	5.0366	3.9121	3.0975	2.3608	1.8975	1.5893	1.3742	1.0904	0.9087	0.6745	0.5250
15-Dec-09	8.2417	4.1851	2.9396	2.1025	1.4231	1.0555	0.8475	0.7192	0.5689	0.4775	0.3585	0.2800
15-Dec-10	8.2417	3.1487	1.5605	0.6600	0.1542	0.0155	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
15-Jun-11	8.2417	2.8305	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

  The maximum amount of additional shares is 8.2417 per $1,000 principal amount of 2011 notes, subject to adjustment.

  If the stock price is in excess of $120.00 per share (subject to adjustment), no additional shares will be added to the conversion rate upon conversion of the 2011 notes.

  If the stock price is less than $28.00 per share (subject to adjustment), no additional shares will be added to the conversion rate upon conversion of the 2011 notes.

The Great Atlantic & Pacific Tea Company

Conversion Rate Adjustment Table - 2012 Notes

	Stock Price
Effective Date	$28.00	$33.00	$37.80	$40.00	$45.00	$50.00	$55.00	$60.00	$70.00	$80.00	$100.00	$120.00
13-Dec-07	9.2592	6.7511	5.2752	4.7950	3.9494	3.3590	2.9214	2.5967	2.1264	1.7975	1.3640	1.0817
15-Dec-08	9.2592	5.5723	4.1058	3.6275	2.8783	2.4010	2.0595	1.8183	1.4864	1.2600	0.9610	0.7650
15-Dec-09	9.2592	4.1511	2.2302	1.7575	1.0939	0.7590	0.5886	0.4983	0.3979	0.3388	0.2600	0.2075
15-Dec-10	9.2592	3.8480	0.7143	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
15-Dec-11	9.2592	3.8480	0.3572	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
15-Dec-12	9.2592	3.8480	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

  The maximum amount of additional shares is 9.2592 per $1,000 principal amount of 2011 notes, subject to adjustment.

  If the stock price is in excess of $120.00 per share (subject to adjustment), no additional shares will be added to the conversion rate upon conversion of the 2012 notes.

  If the stock price is less than $28.00 per share (subject to adjustment), no additional shares will be added to the conversion rate upon conversion of the 2012 notes.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the applicable prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer or any underwriter participating in the offering will arrange to send you the prospectus and applicable prospectus supplement if you request them by calling Banc of America Securities LLC, Capital Markets Operations (Prospectus Fulfillment), 100 West 33rd Street, New York, New York 10001, toll free at 1-800-294-1322 or by email at dg.prospectus_distribution@bofasecurities.com or by contacting Lehman Brothers Inc., c/o Broadridge Financial Services, Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, NY 11717, toll free at 888-603-5847, or via fax at (631) 254-7140 or by email at quiana.smith@broadridge.com.

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